
August 29, 2013

<u>Via E-mail</u>
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re: salesforce.com, inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 8, 2013**
> **Form 10-Q for the Fiscal Year Ended April 30, 2013**
> **Filed May 24, 2013**
> **File No. 001-32224**

Dear Mr. Smith:

We have reviewed your letter dated August 23, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 30, 2013.

Form 10-K for Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.   We note your response to prior comment 1. In future filings, please quantify the "majority" of your total revenue derived from subscriptions to your Sales Cloud.

<u>Fiscal Years Ended January 31, 2013 and 2012</u>

<u>Revenues, page 43</u>

2.   Your response to prior comment 2 states that you do not track or monitor the separate impact of new customers, or upgrades and additional subscriptions from existing customers, on total revenues for a period. Please explain to us how you determined that your:

- 38.1% increase in subscription and support revenues from fiscal 2012 to fiscal 2013 was due to new customers, upgrades and additional subscriptions from existing customers, and improved renewal rates; and
- 28.5% increase in subscription and support revenues from the first quarter of fiscal 2013 to the first quarter of fiscal 2014 was due to new customers, upgrades and additional subscriptions from existing customers, and improved renewal rates.

In addition, given that your revenue recognition policy appears to have remained constant from fiscal 2012 to fiscal 2013, it is unclear why your revenue recognition policy impacts your ability to provide a more detailed explanation of the material increases in recognized total revenues from fiscal 2012 to fiscal 2013, and from the first quarter of fiscal 2013 to the first quarter of fiscal 2014. Please advise. Finally, tell us whether you have considered including a metric, such as bookings, to give additional insight into sales trends.

If you have any questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or in his absence, Evan S. Jacobson, Special Counsel, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief